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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43494

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____10/01/2017____ AND ENDING____09/30/2018____

　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JDL Securities Corporation**

SEC Mail Processing ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Dove St, Ste 160

FIRM I.D. NO.

NOV 2 9 2018

	(No. and Street)	Washington, DC	
Newport Beach	**CA**	**92660**	
(City)	(State)	(Zip Code)	

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Reny Greenleaf　　　　　　　　　　　　　　　　　　　　　　　　　949-752-5206

　　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company CPAs, P.C.

(Name – *if individual, state last, first, middle name*)

3535 Roswell Rd, Ste 32	**Marietta**	**GA**	**30062**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, Robert W. Knutsen _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JDL Securities Corporation _____ , as of September 30 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO
_____
Title

R. DALBY
Notary Public - California
Orange County
Commission # 2171918
My Comm. Expires Dec 11, 2020

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JDL SECURITIES CORPORATION

CONTENTS

The accompanying notes are an integral part of these financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
JDL Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JDL Securities Corporation as of September 30, 2018, the related statements of income, changes in stockholder's equity and cash flows for the year ended September 30, 2018 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of JDL Securities Corporation as of September 30, 2018, and the results of its operations and its cash flows for the period ended September 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of JDL Securities Corporation's management. Our responsibility is to express an opinion on JDL Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedule's 1, 2, and 3 have been subjected to audit procedures performed in conjunction with the audit of JDL Securities Corporation's financial statements. The supplemental information is the responsibility of JDL Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

[signature]

We have served as the Company's auditor since 2018.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
November 27, 2018

1

JDL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2018

ASSETS

Cash and cash equivalents:		
Cash		$ 47,563
Deposit - Clearing Agent - allowable		25,000
Clearing agent - Trade Account		6,497
Total cash and cash equivalents		79,060
Receivables::		
Commissions and concessions - allowable	$ 278	
12b(1) fees	123,000	
Total receivables		123,278
Other assets::		
Prepaid expenses	1,731	
Due from parent	6,041	
CRD (flex funding) account	200	
Total other assets		7,972
Total assets		$ 210,310

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		$ 12,967
Commissions payable - 12b(1) fees		31,000
Commissions payable - Settled trades		4,908
Commissions payable - Trade not settled		139
Deferred tax liability		22,000
Total liabilities		71,014
Stockholder's equity :		
Common stock, no par value; 100,000 shares authorized;		
50,100 shares; issued and outstanding	$ 50,100	
Retained earnings	89,196	
Total stockholder's equity		139,296
Total liabilities and stockholder's equity		$ 210,310

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2018

Revenues:

Commissions and concessions - See Note 3	$	2,095,128
Interest		491
Other revenue		345
Total revenues		2,095,964

Expenses

Administrative expense allocation - See Note 5	$	67,977	
Clearing broker fees		31,186	
Commissions		829,242	
Data processing		8,360	
Dues and subscription		11,860	
Fidelity bond		2,000	
Maintenance		539	
Meals and entertainment		40	
Miscellaneous		9,786	
Office supplies and printing		3,570	
Other expense allocation - See Note 5		32,697	
Professional fees		28,459	
Quote services		748	
Regulatory fees		20,474	
Salaries, wages and employee benefits - See note 5		432,217	
Taxes and licenses		839	
Total expenses			1,479,994
Income before income taxes			615,970
Income taxes		5,266	
			5,266
Net income	$		610,704

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2018

	Common Shares		Common Stock		Retained Earnings		Total
Balance, beginning of year	50,100	$	50,100	$	99,492	$	149,592
Dividends paid	-		-		(621,000)		(621,000)
Net income	-		-		610,704		610,704
Balance, end of year	50,100	$	50,100	$	89,196	$	139,296

The accompanying notes are an integral part of these financial statements.

4

JDL SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2018

Cash flows from operating activities:		
Net income		$ 610,704
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Increase in receivables	(36,093)	
Increase in due from parent	(2,085)	
Decrease in CRD deposits	100	
Increase in accounts payable	10,198	
Increase in commissions payable - 12b(1) fees	31,000	
Increase in commissions payable - Settled trades	4,902	
Decrease in commissions payable - Trade not settled	(80)	
Increase in deferred tax liabilities	1,000	
Total adjustments		8,942
Net cash flows provided by operating activities		619,646
Cash flows from financing activities		
Dividends paid	(621,000)	
Net cash flows used in financing activities		(621,000)
Net decrease in cash and cash equivalents		(1,354)
Cash and cash equivalents at beginning of year		80,414
Cash and cash equivalents at end of year		$ 79,060

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash payments for:

Income taxes	$ 1,600

The accompanying notes are an integral part of these financial statements.

5

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

JDL Securities Corporation, (the "Company", "Firm") is a California corporation that is a securities broker-dealer and a wholly-owned subsidiary of J. Derek Lewis & Associates, Inc. (JDLA), a registered investment adviser registered with the Securities and Exchange Commission.   The Firm is subject to a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1 and operates pursuant to the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3.   The Firm is an introducing broker/dealer and clears transactions with and for customers on a fully-disclosed basis through a clearing agent and Mutual Fund companies.   The Firm's primary business consists of selling mutual funds.   The Firm also conducts minimal business in over-the counter and listed securities, as well as Municipal Bonds.   The Firm does not hold customer funds or securities.   The Firm requires no collateral for its trade receivables.

Method of Accounting

The Firm maintains its books and records on the accrual basis of accounting and uses the trade date basis for recording all securities transactions.

SIPC

The SIPC assessment has been determined fairly in accordance with instructions and was remitted timely.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Firm considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.   As of September 30, 2018, the Company had $25,000 in cash equivalents that was held by their clearing firm.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requries the use of management's estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Revenue Recognition

The Company receives concessions in accordance with terms stipulated in its sales agreements with Investments Companies.   Concessions are recognized as earned.   Commission revenue is recognized on a trade date basis.

Receivables generated each month as a result of mutual fund transactions are recognized on the Statement of Financial Condition at month end.   Commissions receivable generated through transactions with Clearing Firm are also recognized at the end of each month.   An estimate of 12b(1) fees are accrued monthly based on averaged historical receipts.

JDL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS, CONTINUED
YEAR ENDED SEPTEMBER 30, 2018

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Income Taxes

The Firm files consolidated federal and state income tax returns with its parent, JDLA and is allocated a portion of the consolidated tax liability based upon its share of net income.

The Firm has adopted the provisions of FASB ASC Income Taxes-Overall-Recognition, which requires them to disclose unrecognized tax benefits as a result of tax positions taken during prior period. FASB ASC also requires the Firm to recognize any interest and penalties associated with its tax positions. Management believes, more likely than not, that tax positions taken will be sustained. The company believes that it has no uncertain tax positions.

Impact of New Accounting Standards

The Company is evaluating new accounting standards and will implement as required.

(2) INCOME TAXES

Income tax expense consists of the following:

	Federal	State	Total
Current	$ 3,466	800	4,266
Deferred	500	500	1,000
Total	$ 3,966	1,300	5,266

The Firm accounts for its income taxes per the Income taxes Topic of FASB ASC, and uses an asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. The deferred tax items consist primarily of the use of accrual basis for financial purposes and the cash basis for tax purposes and relates primarily to a non-allowable receivable.

(3) COMMISSION AND CONCESSION REVENUE

Included in commission and concession revenue in the accompanying statement of income are the following:

Commissions - Clearing agent	$ 52,482
Concessions - Direct/Mutual Funds	46,580
Concessions - Trails	265,202
Concessions - 529 Plan	30,760
Section 12b(1) fees	1,700,104
Total commission and concession revenue	$ 2,095,128

(3)   COMMISSION AND CONCESSION REVENUE, continued

"Commissions - Clearing agent" are commissions from the following:

Listed /OTC	$	4,364
Mutual Funds		7,624
Third Market Transactions		9,086
Trails		31,229
Preferred		15
Other		164
Total	$	52,482

(4)   ACCOUNTS RECEIVABLE

At year-end September 30, 2018, accounts receivable totaled $123,278 and consisted of $123,000 12b(1) fees estimated based on averaged historical receipts and other commissions/concessions netting to $278. The Firm has evaluated its accounts receivable and determined that it does not need a bad debt allowance as all accounts receivable are deemed collectible.

(5)   RELATED PARTY TRANSACTIONS

EXPENSE-SHARING AGREEMENT

The Firm has entered into an expense-sharing agreement with its parent, JDLA. Under this agreement, certain administrative, personnel, and other expenses are initially paid by JDLA and reimbursed by the Firm. The monthly amount reimbursed by the Firm to it's parent under this agreement is $11,034. The total expensed for the year is $130,968.

The Firm has a Payroll Reimbursement Agreement with JDLA and pays payroll and health Insurance on behalf of JDLA. The amount reimbursed, under the terms of the agreement, for the fiscal year is $795,095. The balance due from JDLA, at the end of the year, is $2,147 for health insurance and $3,894 tax reimbursement for the prior fiscal year.

RETIREMENT PLAN

Effective January 1, 2013, J. Derek Lewis & Associates and its subsidiary, the Firm adopted a 401 (k) Profit Sharing Plan, "the JDLA 401(k) Profit Sharing Plan". Employees over the age of 21 and who have completed 1 month of service are eligible to participate in the 401(k) Plan. Employees have the option of making retirement contributions to their account by reducing their salary on the Pre-Tax or Roth Elective Deferral basis. The plan offers a Company Safe Harbor Match up to 4% of employee's gross salary deferral for all eligible employees. Employer contributions have a 5-year vesting schedule.

As of year-end, the Firm has contributed $41,983 to the Plan during the year.

(6)   SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was November 27, 2018. No transactions or events were found that were material enough to require recognition in the financial statements.

(7)   NET CAPITAL

The Firm is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The net capital and the related net capital ratio fluctuate on a daily basis; however, as of September 30, 2018, the net capital was $61,324 which exceeded the required minimum capital by $56,324. The aggregate indebtedness to net capital ratio was 0.80 to 1.

JDL SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
SEPTEMBER 30, 2018

Schedule 1

Total equity from statement of financial condition		$	139,296
Less non-allowable assets:			
CRD (Flex Funding) deposit	$	(200)	
Prepaid expenses		(1,731)	
12b(1) receivables in excess of related commissions payable		(92,000)	
Due from parent		(6,041)	
Total non-allowable assets			(99,972)
Net capital before haircuts			39,324
Add: Deferred taxes payable			22,000
Net capital		$	61,324

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Net capital from above	$	61,324
Excess net capital	$	56,324

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness)	$	49,014
Ratio of aggregate indebtedness to net capital		.80 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		N/A

The net capital as reported in the unaudited amended Part IIA filing agrees with the audited net capital above.

JDL SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
SEPTEMBER 30, 2018

Schedule 2

The Company is not required to prepare a Computation of Reserve Requirements pursuant to Rule 15c3-3 as it is a corporation dealing primarily in mutual funds transacted directly with the Fund. The Company does not receive or deliver customer funds or securities and is exempt pursuant to Paragraph (k)(2)(ii) of the Rule.

JDL SECURITIES CORPORATION
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
SEPTEMBER 30, 2018

Schedule 3

The Company is exempt from the requirements of Rule 15c3-3 Customer Protection - Reserves and custody of securities with respect to physical possession or control as set forth in the rule - as it does not receive or hold funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of JDL Securities Corporation, Inc.

We have reviewed management's statements, included in JDL Securities Corporation, Inc.'s Annual Exemption Report, in which JDL Securities Corporation, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which JDL Securities Corporation, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and JDL Securities Corporation, Inc. stated that JDL Securities Corporation, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. JDL Securities Corporation, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JDL Securities Corporation, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
November 27, 2018

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

JDL SECURITIES CORPORATION

1001 Dove Street
Suite 160
Newport Beach, CA 92660
Tel. 949/752-5206
Fax 949/752-0631



JDL SECURITIES CORPORATION

Exemption Report

SEPTEMBER 30, 2018

JDL Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R.§ 240.15c3-3 (k)(ii).

During the fiscal year ended September 30, 2018, the Firm met the provisions of this exemption without exception.

I, Robert Knutsen, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Executive Officer

November 21, 2018

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholders of
JDL Securities Corporation, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2018, which were agreed to by JDL Securities Corporation, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating JDL Securities Corporation, Inc.'s compliance with the applicable instructions of Form SIPC-7. JDL Securities Corporation, Inc.'s management is responsible for JDL Securities Corporation, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
November 27, 2018

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

SIPC-7 (35-REV 6/17)	**SECURITIES INVESTOR PROTECTION CORPORATION** P.O. Box 92185 Washington, D.C. 20090-2185 202-371-8300 **General Assessment Reconciliation**	**SIPC-7** (35-REV 6/17)

For the fiscal year ended **9/30/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

43494   FINRA   SEP
JDL SECURITIES CORP
1001 DOVE ST STE 160
NEWPORT BEACH CA 92660-2820

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Reny Greenleaf
849-752-5206

2. A. General Assessment (item 2e from page 2) $ — 0 —

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (— 0 —)

   _____
   Date Paid
   C. Less prior overpayment applied   (1,730.42)

   D. Assessment balance due or (overpayment)   (1,730.42)

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   — 0 —

   F. Total assessment balance and interest due (or overpayment carried forward) $ (1,730.42)

   G. **PAYMENT:** √ the box
      Check mailed to P.O. Box ❏ Funds Wired ❏
      Total (must be same as F above) $ _____

   H. Overpayment carried forward $(1,730.42)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JDL Securities Corp
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO
(Title)

Dated the 20 day of October, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __2,059,963__

2b. Additions:

  (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

  (2) Net loss from principal transactions in securities in trading accounts. _____

  (3) Net loss from principal transactions in commodities in trading accounts. _____

  (4) Interest and dividend expense deducted in determining item 2a. _____

  (5) Net loss from management of or participation in the underwriting or distribution of securities. _____

  (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

  (7) Net loss from securities in investment accounts. _____

       Total additions _____

2c. Deductions:

  (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. __2,045,989__

  (2) Revenues from commodity transactions. _____

  (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. __12,519__

  (4) Reimbursements for postage in connection with proxy solicitation. _____

  (5) Net gain from securities in investment accounts. _____

  (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

  (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). __2,854__

  (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): _____

     (Deductions in excess of $100,000 require documentation)

  (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

     (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

       Enter the greater of line (i) or (ii)

       Total deductions   __2,061,362__

2d. SIPC Net Operating Revenues $__(1,399)__

2e. General Assessment @ .0015 $__-0-__

            (to page 1, line 2.A.)